                                                   February 14, 1996



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

                      Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                      Columbia Energy Services Corporation
                               20 Montchanin Road
                              Wilmington, DE 19807

                                File No. 70-8145


Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, the Order of the Commission dated April 22, 1993, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "Application"), the undersigned hereby certifies to the Commission that the income statement and balance sheet filed with this interim report reflect the results of operations of Columbia Energy Services, Inc. ("CES") for the calendar quarter from October 1, 1995 to December 31, 1995.

                                 Very truly yours,

                                 COLUMBIA ENERGY SERVICES CORPORATION




                                 By:  /s/ L. J. Bainter
                                     ----------------------------------
                                         L. J. Bainter, Vice President

        Columbia Energy Services Corporation
                   Balance Sheet
              As of December 31, 1995
                       ($000)


ASSETS

Property, Plant and Equipment
  Gas utility and other plant, at original cost ....               1,343
  Accumulated depreciation and depletion ...........                (264)
                                                             ------------
Net Property, Plant and Equipment ..................               1,079
                                                             ------------

Current Assets
  Cash and temporary cash investments ..............                   -
  Accounts receivable, net
    Customers ......................................              36,008
    Intercompany ...................................               7,100
    Other ..........................................                 111
  Prepayments ......................................               2,675
  Other ............................................                 337
                                                             ------------
Total Current Assets ...............................              46,231
                                                             ------------

Deferred Charges ...................................                 102
                                                             ------------

TOTAL ASSETS .......................................              47,412
                                                             ============

        Columbia Energy Services Corporation
                   Balance Sheet
              As of December 31, 1995
                       ($000)


CAPITALIZATION AND LIABILITIES

Capitalization
  Common Stock Equity
    Common stock, $10 par value (417,157 shares
    outstanding) ...................................               4,172
    Additional paid-in capital .....................               1,361
    Retained earnings ..............................               7,382
                                                             ------------
  Total common stock equity ........................              12,915
  Long-term debt ...................................                   -
                                                             ------------
Total Capitalization ...............................              12,915
                                                             ------------
Current Liabilities
  Accounts and drafts payable ......................              27,373
  Intercompany accounts payable ....................               6,643
  Accrued taxes ....................................                 408
  Accrued interest .................................                   5
  Other ............................................                 517
                                                             ------------
Total Current Liabilities ..........................              34,946
                                                             ------------
Other Liabilities and Deferred Credits
  Income taxes, noncurrent .........................                 896
  Investment tax credits ...........................                   -
  Postretirement benefits other than pensions ......                  51
  Other ............................................              (1,396)
                                                             ------------
Total Other Liabilities and Deferred Credits .......                (449)
                                                             ------------

TOTAL CAPITALIZATION AND LIABILITIES ...............              47,412
                                                             ============

        Columbia Energy Services Corporation
                  Income Statement
          Quarter Ending December 31, 1995
                       ($000)



Operating Revenues .................................              69,853

Operating Expenses
  Products purchased ...............................              67,594
  Operation ........................................               1,161
  Depreciation and depletion .......................                  69
  Other taxes ......................................                  60
                                                             ------------
Total Operating Expenses ...........................              68,884
                                                             ------------

Operating Income ...................................                 969
                                                             ------------

Other Income (Deductions)
  Interest income and other, net ...................                  93
  Interest expense and related charges .............                 126
                                                             ------------
Total Other Income (Deductions) ....................                 219
                                                             ------------

Income Before Income Taxes .........................               1,188

Income Taxes .......................................                 960
                                                             ------------

Net Income .........................................                 228
                                                             ============